Filed Pursuant to Rule 424(b)(3)
File No. 333-130808

Prospectus

3,350,024 shares of common stock

VISTULA COMMUNICATIONS SERVICES, INC.

This prospectus relates to the resale, from time to time, by the stockholders referred to throughout this prospectus as “selling stockholders” of up to 3,350,024 shares of our common stock, all of which are issuable upon exercise of warrants.

The selling stockholders may sell the common stock being offered under this prospectus from time to time (directly or through agents or dealers) on terms to be determined at the time of sale. The prices at which the selling stockholders may sell their shares may be determined by the prevailing market price for the shares or in negotiated transactions.

The selling stockholders will receive all of the proceeds from the sales made under this prospectus. Accordingly, we will receive no part of the proceeds from sales made under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

Our common stock is quoted for trading on the Over-the-Counter Bulletin Board of the National Association of Securities Dealers under the trading symbol “VSTL.”

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 5 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 31, 2006

Prospectus Supplement No. 1
(To Prospectus dated January 31, 2006)

This prospectus supplement supplements the Prospectus dated January 31, 2006 relating to the resale of 3,350,024 shares of our common stock.  This prospectus supplement should be read in conjunction with the Prospectus.

Financial Advisory Agreement with Indigo Ventures LLC.

On January 27, 2006, we entered into a Financial Advisory Agreement with Indigo Ventures LLC (“Indigo”) in which we agreed to appoint Indigo as our financial advisor to advise, consult with, and assist us in various matters which may include:

•                  a review of our business, operations and financial condition, including advising us on capitalization structures;

•                  advice relating to general capital raising matters;

•                  recommendations relating to specific business operations, transactions and joint ventures;

•                  advice regarding future financings involving our or any of our affiliates’ debt or equity securities; and

•                  assistance in connection with the due diligence review of any significant acquisition transactions proposed by us during the term of the agreement.

Under this agreement, we are obligated to pay Indigo a cash fee of $20,000 per month in arrears during the term of the agreement, increasing to $30,000 per month beginning in the first month following the consummation by us of a significant debt or equity financing from which we obtain gross proceeds of at least $5 million.  Also, we have agreed to issue to Indigo 1,500,000 restricted shares of our common stock, which shares will vest upon the earlier of: (i) the closing of a significant acquisition as may be described in a written notice delivered by us to Indigo on or after the date of the agreement, (ii) subject to the approval of our compensation committee, the closing of another major acquisition or financing transaction on which Indigo provides advice to us, (iii) a change of control by our company, or (iv) January 27, 2007.  If we terminate the agreement as a result of a material breach of the agreement by Indigo, we will have the right and option to repurchase fifty percent (50%) of all of the then unvested shares at a purchase price of $0.001 per share.